Exhibit 99.3

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

––––––

Form of Proxy for Annual General Meeting

to be held on December 13, 2019
(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of The9 Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A or Class B ordinary shares, par value US$0.01 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at the BNY Office, Room No. 4, 25/F Three Pacific Place, 1 Queen's Road East, Hong Kong on December 13, 2019 at 2:00 p.m., Hong Kong time, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 12, 2019 (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class A ordinary share is entitled to one vote on all matters and each Class B ordinary share is entitled to fifty votes on all matters. The quorum of the Meeting shall be one or more shareholders present in person or by proxy representing an aggregate of one-third of all Ordinary Shares in issue and entitled to vote. This Form of Proxy and the accompanying Meeting Notice will be first mailed to the shareholders of the Company on or about November 22, 2019.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) filing with the Company, at the Company’s office set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s office (to the attention of the Investor Relations Department) at 17 Floor, NO.130, Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the Meeting.

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

––––––

Form of Proxy for Annual General Meeting

to be held on December 13, 2019
(or any adjournment(s) or postponement(s) thereof)

I/We                      of                                                                                                , being the registered holder of                    ordinary shares,(Note 1) par value US$0.01 per share, of The9 Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note 2) or                    of                                        as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at the BNY Office, Room No. 4, 25/F Three Pacific Place, 1 Queen's Road East, Hong Kong and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 3)

	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	The resolution as set out in Section 1 of the Notice of Annual General Meeting regarding the re-election and appointment of ZHU Jun as director (Class III) of the Company.

Dated _______________, 2019	Signature(s)(Note 4)

Notes:

[1]	Please insert the class (i.e., Class A or Class B) and number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his/her discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Annual General Meeting.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.